SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                      For the month of December, 2002

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                          RYANAIR JOINS NASDAQ TOP 100


Ryanair, Europe's only low fares airlines, today, (Monday, 16th December 2002) welcomed the announcement of The Nasdaq's new list on the top Nasdaq 100, which includes Ryanair for the fist time. The Company will go live on the Nasdaq Index at 6.30pm (GMT) this evening.

Commenting on today's announcement, Ryanair's Head of Communications, Paul Fitzsimmons, said:


        " We are delighted to be selected into The Nasdaq 100 stock index. Being included in the Nasdaq 100 is a reflection of the phenomenal increase of Ryanair value and commitment of its 1,800 staff. We are Europe's only low fares airline, and this listing will bring higher visibility and wider appeal to both institutional and private investors.

        "We are a growing business, and in the fiscal year to March 2003 passenger volumes are set to increase by 40%. We are opening up new routes and bases all the time, and will carry over 15 million passengers this year. We are an investing company too, and have placed the biggest aircraft order in the world this year to ensure we have the fleet capable to sustain our growth plans.

"Ryanair belongs in Nasdaq 100, its growth orientation reflects our own".



Ends.                                                Monday, 16th December 2002


For further information:  Paul Fitzsimmons  Pauline McAlester
                          Ryanair Murray Consultants
                          Tel: +353 1 8121228   Tel: +353 1 4980300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  16 December 2002

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director